UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

Adjustments to Unaudited Fourth Quarter and Year 2009 Financial Results

Since ReneSola Ltd (“ReneSola” or the “Company”) issued its earnings release for the unaudited results as of and for the three months and the year ended December 31, 2009 on March 10, 2010, as amended on May 10, 2010, the Company made an additional non-recurrent, non-cash adjustment related to its ownership of an equity interest in Timminco Limited (“Timminco”), a polysilicon manufacturer whose shares are traded on the Toronto Stock Exchange. At the time of its earnings release, the Company believed it had made the correct determination of the fair value of Timminco based on available information. However, due to a private placement by Timminco in May 2010 which further revealed that the decline in Timminco’s fair value may be permanent, the Company is obligated under U.S. GAAP to record an impairment loss. Accordingly, the Company has decided to record an impairment loss of $13.4 million for the three months and the year ended December 31, 2009 in non-operating expenses as other-than-temporary impairment loss of available-for-sale investment. Among other changes, the adjustment of $13.4 million of the Company’s non-operating expenses would increase its net loss from $60.8 million to $71.9 million and increase its loss per share (both basic and diluted) from $0.41 to $0.49 for the year ended December 31, 2009, and would increase its net loss from $17.0 million to $28.1 million and increase its loss per share (both basic and diluted) from $0.10 to $0.16 for the three months ended December 31, 2009. In addition, the adjustment from $12.5 million to $6.2 million for its available-for-sale investment would decrease the Company’s total equity from $400.3 million to $396.3 million as of December 31, 2009.

The Company expects to include the adjusted financial results in its annual report on Form 20-F for the year ended December 31, 2009 to be filed with the U.S. Securities and Exchange Commission in June 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/S/ XIANSHOU LI
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: June 4, 2010

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